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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                          Data Systems & Software Inc
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23788104
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]     Rule  13d-l(b)
     [X]     Rule  13d-1(c)
      -
     [_]     Rule  13d-l(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC  1745(2/95)                   Page 1 of 5

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CUSIP NO. 237887104                   13G                     Page 2 OF 5
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


        Howard A. Gutzmer
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [ ]

             (b) [ ]


--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
    Number of
                           5       SOLE VOTING POWER

     Shares                        60,340 shares                           0.8%
                           -----------------------------------------------------
   Beneficially            6       SHARED VOTING POWER

                                   615,951 shares                          8.4%
     Owned by              -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

       Each                        60,340 shares                           0.8%
                           -----------------------------------------------------
     Reporting             8       SHARED DISPOSITIVE POWER

    Person With                    615,951 shares                          8.4%
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        676,291 shares
--------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.2%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT

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ITEM  1.

     (a)     Name  of  Issuer:     Data  Systems  &  Software  Inc.

     (b)     Address  of  Issuer's  Principal  Executive  Offices:
     (c)
                          200  Route  17
                          Mahwah,  NJ  07430

ITEM  2.

          (a)  Name  of  Person  Filing:  Howard  A.  Gutzmer

          (b)  Address  of  Principal  Business  Office, or, if none, Residence:

                        5550  Oberlin  Drive
                        San  Diego,  CA  92121

          (c)  Citizenship:  United  States.

          (d)  Title  of  Class  of  Securities:

               Common  Stock,  $0.01  par  value  per  share.

          (e)  CUSIP  Number:  237887104.

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
          13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

     (a)     [_]  Broker  or  dealer  registered under section 15 of the Act (15
                  U.S.C.  78o).

     (b)     [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)     [_]  Insurance  company  as  defined in section 3(a)(19) of the Act
                  (15  U.S.C.  78c).

     (d)     [_]  Investment  company  registered  under  section 8 of the
                  Investment Company  Act  of  1940  (15  U.S.C.  80a-8).

     (e)     [_]  An  investment  adviser in accordance with  240.13d-1(b)(1)
                  (ii)(E).

     (f)     [_]  An  employee  benefit  plan  or  endowment  fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g)     [_]  A  parent  holding  company  or  control  person in accordance with 240.13d-1(b)(ii)(G).

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     (h)     [_]  A  savings  associations  as defined in Section 3(b) of the
                  Federal Deposit  Insurance  Act  (12  U.S.C.  1813).


     (i)     [_]  A church plan that is excluded from the definition of an
                  investment company   under  section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C.  80a-3).

     (j)     [_]  Group,  in  accordance  with  240.13d-1(b)(1)(ii)(H)

ITEM  4.       OWNERSHIP.

          (a)  Amount  Beneficially  Owned:  676,291  shares.
          (b)  Percent  of  Class:  9.2%
          (c)  Number  of  shares  as  to  which  such  person  has:
               (i)  Sole  power  to  vote  or  direct  the  vote: 60,340 shares.
               (ii) Shared power to vote or direct the vote: 615,951 shares. See
                    Note  1.
               (iii)  Sole  power  to  dispose  or  direct  the  disposition of:
                      60,340 shares.
               (iv)  Shared  power  to  dispose  or  direct  the disposition of:
                     615,951  shares.
                     See  Note  1.

Note 1 - Shared Voting and Dispositive Power includes shares which are beneficially owned by Howard Gutzmer and are held by: (i) The Gutzmer Family Trust U/A/D 1/12/96, Howard and Dorene Gutzmer, Trustees, which holds 508,125 shares; (ii) Gutzmer Enterprises, Ltd., a California limited partnership, for which KNX, Inc., a California corporation, is the general partner and Howard Gutzmer is the sole director of the general partner, which holds 5,300 shares;
(iii)  Dorene Gutzmer SSB IRA Rollover Custodian, which holds 64,950 shares; and
(iv) Unlimited Systems Corp., Inc., a California corporation, of which Mr. Gutzmer is the majority shareholder and an officer and director, which holds 37,576 shares.

ITEM  5.      OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

              Not  Applicable.

ITEM  6.      OWNERSHIP  OF  MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not  Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not  Applicable.

ITEM  8.      IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

              Not  Applicable.

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ITEM  9.      NOTICE  OF  DISSOLUTION  OF  GROUP

              Not  Applicable.


ITEM  10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January  22,  2003
               ----


                                           /s/Howard  Gutzmer
                                        ---------------------
                                        Howard  A.  Gutzmer


ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL  VIOLATIONS  (SEE  18  U.S.C.  1001)

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